SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]      Form 40-F [  ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [  ]      No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated:  October 25, 2002.

www.grupoelektra.com.mx

Grupo Elektra Announces 3Q02 EBITDA of US$66 million, up 11% YoY

• Sharpened Focus on Core Assets
• Banco Azteca Launch on Schedule

     Mexico City, October 25, 2002 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer and consumer finance company, reported today financial results for the third quarter ended September 30, 2002.

•	EBITDA rose 11% YoY to US$66 million in 3Q02 from US$59 million in 3Q01, largely as a result of a 2.6% YoY growth in consolidated revenues, in turn due to a 2.4% YoY increase in revenues from our retail operations and a 3.4% YoY increase in revenues from our consumer finance operations.

Commenting on the Company’s solid operating performance, Javier Sarro, Chief Executive Officer of Grupo Elektra, said: “Our double-digit EBITDA growth is largely the result of our new compensation system which fosters the entrepreneurial spirit of our employees, as it is geared by their contribution after expenses and imputed cost of capital. Within our retail operations, the best example was our Elektra store format that continues to gain market share with a 4% YoY top-line growth and an 11% YoY increase in gross profits. The compensation system enhances the soundness of our retail and consumer finance business model.”

Mr. Sarro continued: “In addition to a positive performance in our retail operations, our push to extend credit payment terms, which we initiated a year ago, has also been key in making client payments more affordable. This has increased sales volumes while strengthening our profitability.”

•	Strategy to focus on productive assets led to the conversion of THE ONE stores and closing of operations in El Salvador. Based on the same strategy, we sold our operations in the Dominican Republic in 2Q02.

During the quarter, we announced the conversion of 90 of our THE ONE clothing stores and the closing of our operations in El Salvador. These resulted in a loss of US$23 million from discontinued operations for 3Q02.

Mr. Rodrigo Pliego, Chief Financial Officer of the company, commented: “Going forward, the decisive action we took these past two quarters to sell, close or convert unproductive assets should boost future operational performance and improve returns for our shareholders. Having addressed the business issues in the Dominican Republic and El Salvador, we are well into the conversion of THE ONE stores into our profitable formats, Elektra; Salinas y Rocha and Bodega de Remates. We expect to have completed the conversion of these stores by mid-November, just in time for them to be fully operational contributors in terms of sales and profitability during the all-important holiday shopping season.”

•	Banco Azteca is on schedule to start operations within the next few weeks. Banco Azteca, our consumer bank which target market is the same as that of Grupo Elektra, will be located inside our 749 Elektra, Salinas y Rocha and Bodega de Remates stores in Mexico.

“The middle to low-income loyal and creditworthy clients that helped build Grupo Elektra to what it is today constitute the base that will make Banco Azteca a similar success,” said Banco Azteca CEO Carlos Septién. “The success story and track record of Grupo Elektra is undeniable proof that low-income shouldn’t be synonymous with loans defaults if the right credit risk management and control systems are in place.”

•	Grupo Elektra’s new single class of shares started trading on September 9th. The conversion into a single series of shares maintains the economic rights of the public float that represented approximately 26.5% of the total economic rights while actually increasing its voting rights (19.7% of total voting rights) to match its economic rights.

Ricardo Salinas Pliego, Chairman of the Board of Grupo Elektra commented: “A single series of shares ensures equal voting rights for all shareholders and makes Grupo Elektra’s capital structure more transparent. It also improves the liquidity of its stock and the per share performance easier to track and evaluate. These are additional characteristics that make Grupo Elektra a more attractive investment for global investors. We believe it is a major step forward for our company.”

3Q02 Financial Highlights:

	3Q02	3Q01	$	%	9 mos 02	9 mos 01	$	%

Consolidates Revenues	354	345	9.0	2.6%	1,133	1,067	66.0	6.2%
Retail	270	264	6.2	2.4%	896	827	69.2	8.4%
Consumer Finance	84	81	2.8	3.4%	236	239	-3.2	-1.3%
Consolidated Gross Profit	160	149	11.0	7.4%	481	469	12.4	2.6%
Retail	94	86	7.3	8.4%	299	287	12.2	4.2%
Consumer Finance	66	62	3.8	6.1%	182	182	0.2	0.1%
EBITDA	66	59	6.6	11.2%	200	200	0.2	0.1%
Gross Profit	45	43	2.2	5.2%	140	149	-8.5	-5.8%
Discontinued Operations	-23	-6	-16.8	n.a.	-31	-13	-17.3	n.a.
Net Profit	-22	1	-23.3	n.a.	-28	64	-92.4	n.a.
EPS (Pesos per share)[1]	-0.91	0.05	-0.97	n.a.	-1.16	2.73	-3.9	n.a.
EPS (US$ per ADR)[1]	-0.36	0.02	-0.39	n.a.	-0.46	1.09	-1.6	n.a.

Amounts in millions of dollars except when said.

Currency amounts in Mexican Pesos (P$) are translated into US Dollars (US$) at an exchange rate of P$10.15 per US$.

1.	Calculation based on 245,116,400 Elektra * (61,279,100 ADR equivalent) outstanding at September 30, 2001 and 239,055,000 Elektra * (59,763,750 ADR equivalent) outstanding at September 30, 2002.

     The 2.6% increase in consolidated revenue was due primarily to a strong performance of the Elektra store format that led to a 2.4% increase in revenues of the retail division. Sales were also positively influenced by the accrual of credit sales placed at longer average terms over the past twelve months, which led to a 3.4% increase in revenues in the consumer finance division.

     Consolidated gross profits experienced a strong, 7.4% YoY increase thanks to the above mentioned revenue increases, effective cost control and margin expansion in our merchandise sales at our Elektra format, coming from more effective negotiations with suppliers, coupled with lower financing costs for our credit portfolio.

     Largely as a result of the increase in sales and cost savings, we posted an 11.2% and 5.2% year-on-year increases in EBITDA and operating income, respectively.

     Net loss for the quarter, at US$22 million, was largely due to one-time write-offs related to discontinued operations and higher provisions for deferred taxes.

1.0 Retail Operations

1.1 Store Formats

     Retail growth was driven by our Elektra format, which also continues to post the highest gross margins. Elektra revenue in Mexico and Latin America for the 3Q02 increased 4% to Ps.

2,430.1 million compared with Ps. 2,346.9 million in 3Q01. Gross profit increased 11% to Ps. 866.9 million in 3Q02 from Ps. 781.2 million in 3Q01. Elektra’s gross margin was 35.7% for 3Q02 compared to 33.3% in 3Q01.

     Salinas y Rocha remains as an opportunity area that could turnaround once we complete the remodeling of all existing stores into our revamped format. Salinas y Rocha revenue for the 3Q02 decreased 6% to Ps. 194.5 million from Ps. 207.5 million in 3Q01. Gross profit decreased 17% to Ps. 52.8 million in 3Q02 from Ps. 63.4 million in 3Q01. Salinas y Rocha’s gross margin was 27.2% at the end of 3Q02, compared with 30.6% reported for 3Q01.

     Bodega de Remates revenue for 3Q02 decreased 5% to Ps. 118.8 million from Ps. 125.7 million in 3Q01. Gross profit decreased 4% to Ps. 29.6 million in 3Q02 from Ps. 30.9 million in 3Q01. Bodega de Remates’ gross margin was 24.9% at the end of 3Q02, compared with 24.6% reported for 3Q01, largely due to stronger cost controls.

1.2 Products and Services

     Revenue in our core lines of products (electronics, white line, furniture and small appliances which represent 83% of total products and services revenue) increased 2% to Ps. 2,306.0 million in 3Q02 from Ps. 2,259.8 million in 3Q01. Gross profit from these lines increased 8% to Ps. 713.3 million in 3Q02 from Ps. 660.4 million in 3Q01. Better negotiations with suppliers, coupled with the sales growth resulted in a significant increase in gross profit from this segment. Gross margin was 30.9% in 3Q02, compared with 29.2% in 3Q01.

     Milenia. Revenue increased 22% in 3Q02 to Ps. 60.0 million, compared to Ps. 49.3 million in 3Q01. Gross profit increased 12% to Ps. 39.0 million in 3Q02 from Ps 34.7 million in 3Q01. Strong increases in revenues and gross profit were due to increased promotional campaigns. Gross margin was 65% in 3Q02, compared with 70% in 3Q01.

     Fotofacil. Revenues increased 8% in 3Q02 to Ps. 37.2 million, from Ps. 34.3 million in 3Q01. Gross profit decreased 3% to Ps. 14.8 million in 3Q02 from Ps. 15.3 million in 3Q01. Gross margin was 39.8% in 3Q02, compared with 44.6% in 3Q01. The decline in gross profit and margin was due to special promotions implemented in order to increase sales volume and reduce obsolete inventories.

     Wireless Products and Services. We continue to grow revenue and, most importantly, gross profits in this increasingly important product line. Revenue increased 7% in the 3Q02 to Ps. 125.7 million from Ps. 117.8 million in 3Q01. Gross profit increased 42% to Ps. 30.9 million in 3Q02 from Ps. 21.8 million in 3Q01. We have started selling Telcel and Telefónica Movi-Star handsets and air-time at our stores during this quarter and are on track for a full rollout by year-end. Although the gross margin of wireless products (24.6%) is less than our consolidated retail operations margin (34.6%), we see a strong growth potential here because of the low penetration of telephony services in Mexico, especially among the Company’s target market. Gross margin increased 610 basis points year-on-year during the quarter, up from 18.5% in the same quarter of last year.

     “We have benefited from the sale of Unefon’s products and services. However, this doesn’t keep us from pursuing good business opportunities that increase value for our shareholders when they arise,” said Mr. Sarro in reference to the broader selection of wireless products

     Dinero en Minutos – (Western Union) and Dinero Express. Building upon successful advertising and promotional campaigns, we increased the volume of transfers in our US to Mexico electronic money transfer business by 20% to US$207.2 million during the quarter. However, increased competition in the market has translated into lower commissions. Thus, revenue decreased 4% in 3Q02 to Ps. 81.3 million from Ps. 85.0 million in 3Q01. This revenue decrease was more than offset by increased revenue from our domestic transfer service Dinero Express, which revenue increased 18% during 3Q02 to Ps. 48.7 million from Ps. 41.1 million in 3Q01.

     Gross profit of Dinero en Minutos decreased 3.9% to Ps. 79.5 million in 3Q02 from Ps. 82.7 million in 3Q01. Gross margin was 97.8% in 3Q02, compared with 97.3% in 3Q01.

     Computers, Peripherals and Accessories. Revenue decreased 9% in 3Q02 to Ps. 84.5 million from Ps. 92.7 million in 3Q01. In spite of this, we managed to increase our gross profit by 18% to Ps. 23.2 million in 3Q02 from Ps. 19.6 million in 3Q01 by means of better negotiations with suppliers. Gross margin was 27.5% in 3Q02, compared with 21.1% in 3Q01.

2.0 Consumer Finance Operations

2.1 Credimax (credit)

     The average term of the credit portfolio at the end of third quarter was 49 weeks, a one-week increase from the 48 weeks at the end of second quarter last year, and a five-week increase from the 44 weeks at the end of last year’s third quarter. Our experience has confirmed that our clients are more interested in the amount of weekly payments than in total cost. Therefore, extending terms makes financing more attractive, while securing a longer revenue stream for the company.

     This trend helped us to increase credit revenue by 3.4% to P$ 852.5 million, compared to P$ 824.5 million for the same quarter last year. Gross profit from credit operations increased 6.0% in the quarter to P$ 670.6 million, from P$ 632.4 million during the same quarter last year. Gross margin for the quarter also increased to 78.7%, from 76.7% the prior year quarter. We closed the quarter with 2.0 million active credit accounts, compared to 1.9 million in the third quarter of last year. Gross customer accounts receivable reached the equivalent of US$404 million, compared to US$448 million at the end of the third quarter of last year.

     2.2 Guardadito

     Grupo Elektra is currently eliminating unprofitable Guardadito savings accounts as we prepare to transfer them to Banco Azteca. We are charging a handling fee of P$ 1 per month for accounts with balances of less than P$ 50. This reduced our number of accounts from 1.2 million to 830,000 year-on-year. However, average balances rose during the quarter from P$ 338 to P$ 580, a 71.6% increase.

3.0 Balance Sheet and CAPEX

     Total debt with cost was the equivalent of US$514.6 million as of September 30, 2002, with most of that debt placed long-term, compared with US$461.6 for the year-ago period. The total debt increase was largely due to increased funding needs for our 53-week strategy for credit operations.

     Net debt at the end of the quarter was the equivalent of US$339.5 million, a 0.3% decrease compared to US$340.6 million at the end of the same quarter last year as the higher debt with cost level was more than offset by a 44.7% YoY increase in cash as part of our cash-accumulation strategy.

     Capital expenditures in the third quarter were US$20.8 million, principally for store openings and conversions.

     There were 8 store openings this quarter (7 Elektra and 1 Bodega de Remates), as well as 18 definitive store closings (11 Elektra in Latin America and 7 THE ONE), and 90 temporary store closings (THE ONE stores being converted into 50 Elektra, 34 Bodegas and 6 Salinas y Rocha). Overall, there were 100 net store closings during the quarter, bringing the total number of stores to 826 as of the end of the third quarter. Store closings had a significant impact on net profit in the form of discontinued operations –see below.

4.0 Extraordinary Items – Discontinued Operations

     We have reclassified net results from three businesses (THE ONE, operations in the Dominican Republic and operations in El Salvador), as well as the expenses related to the closing of those operations and the adjustment for the valuation at an asset realization value, in accordance with the accounting principle detailed in Bulletin A-7 of the Mexican Public Accountants Institute (IMCP) in a line in our income statement called “Discontinued Operations”. Also in accordance with such bulletin, we have reclassified the financial results of September 30th, 2001.

     The amounts shown in the Discontinued Operations line are as follows:

Amounts in millions of pesos as of September 30th, 2002

Concept	3Q02	3Q01	9 mos. '02	9 mos.' 01

Revenues	$102.7	$167.2	$346.0	$601.1
Costs and Expenses	(159.8)	(228.4)	(481.2)	(737.2)
Closing stores expenses	(176.6)		(176.6)
Total	($233.7)	($61.2)	($311.8)	($136.1)

We invite you to visit our corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru, as well as its virtual stores, offering household appliances. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx